EXHIBIT (a)(5)(D)
January 26, 2007
To Our Stockholders:
      National City Corporation is offering to purchase up to 75,000,000 shares of our common stock from you, in each case at a price within the range of $35.00 to $38.75 per share, net to the seller in cash less any applicable withholding taxes, without interest.
      Holders of common stock are invited to tender their shares to us through a procedure commonly referred to as a modified “Dutch Auction” tender offer. This procedure allows you to select the price within the range of $35.00 to $38.75 per share at which you are willing to sell your shares to us. Our common stock was trading at $36.76 per share as of the close of the market on January 24, 2007, the day before we announced the offer.
      Based on the number of shares tendered and the prices specified by our stockholders, we will determine the lowest single per share price that will allow us to purchase up to 75,000,000 shares (or such lesser amount of shares as are properly tendered and not properly withdrawn). We will pay the selected price for all shares of common stock tendered at or below that price. All shares which you tender but which we do not purchase will be returned to you promptly after the expiration of the tender offer.
      Any stockholder whose shares are properly tendered directly to National City Bank, the Depositary for the offer, and purchased in the offer will receive the net purchase price in cash, without interest, promptly after the expiration of the offer.
      Our Board of Directors, with the assistance of management, considered and approved the offer because it concluded it is an effective means of providing value to the Company’s stockholders. However, neither we nor our Board of Directors, Lehman Brothers Inc., as the Dealer Manager, the Information Agent (as defined below) or the Depositary are making any recommendation to you as to whether to tender or refrain from tendering shares or as to the purchase price or prices at which you may choose to tender your shares. Our directors and executive officers have advised us that they do not intend to tender shares pursuant to the offer. You must make your own decision regarding whether to accept this offer and, if so, how many shares to tender and at what price.
      The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. This letter is only a summary, and I encourage you to read these documents carefully before making any decision with respect to the offer. The instructions on how to tender shares are explained in detail in the accompanying materials.
      The offer will expire at Midnight, New York City time, on Wednesday, February 28, 2007, unless we extend the offer. Questions and requests for assistance may be directed to Georgeson Inc., our Information Agent, and Lehman Brothers Inc., our Dealer Manager, in each case at the telephone numbers and addresses set forth on the back cover of the Offer to Purchase. You may request additional copies of the Offer to Purchase and other Offer documents from the Information Agent at the telephone number and address on the back cover of the Offer to Purchase.

Very truly yours,

/s/ David A. Daberko
David A. Daberko
Chairman and Chief Executive Officer